UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 22)

                  Under the Securities Exchange Act of 1934

                            AVID TECHNOLOGY, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                   05367P100
                                   ---------
                                 (CUSIP Number)

                                Peter Westley
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                March 13, 2020
                                --------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 21


                                  * * * * *


CUSIP NO. 05367P100              SCHEDULE 13D                Page 2 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   94-3205364
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        California

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        6,515,857**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   6,515,857**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING      6,515,857**
     PERSON

----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              15.1%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                        PN, IA

----------------------------------------------------------------------------
** See Item 5



                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 3 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON             RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    94-2967812
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        California

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                         6,555,367**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   6,555,367**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       6,555,367**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              15.2%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            CO

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *





CUSIP NO. 05367P100              SCHEDULE 13D                Page 4 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    04-3809436
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,528,619**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,528,619**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,528,619**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.2%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 5 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    02-0742606
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,528,619**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,528,619**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,528,619**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.2%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *

CUSIP NO. 05367P100              SCHEDULE 13D                Page 6 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            BCP III AIV A, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    47-4681679
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,528,619**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,528,619**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,528,619**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.2%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *

..



CUSIP NO. 05367P100              SCHEDULE 13D                Page 7 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                  BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    26-0588693
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.9%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D               Page 8 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   26-0588732
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.9%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D               Page 9 of 21

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             BCP IV AIV A, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   47-4699519
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.9%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *











CUSIP NO. 05367P100              SCHEDULE 13D               Page 10 of 21


----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP V, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    47-4727785
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                             -0-**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                        -0-**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                      -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING            -0-**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                -0-%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5






CUSIP NO. 05367P100              SCHEDULE 13D               Page 11 of 21


----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP V, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  47-4795061
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                             -0-**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                        -0-**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                      -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING            -0-**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               -0-%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN

----------------------------------------------------------------------------
** See Item 5










CUSIP NO. 05367P100              SCHEDULE 13D               Page 12 of 21


----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               BLUM STRATEGIC PARTNERS V, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    47-4831685
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                              -0-**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                         -0-**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             -0-**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                -0-%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                        PN

----------------------------------------------------------------------------
** See Item 5




CUSIP NO. 05367P100              SCHEDULE 13D               Page 13 of 21


Item 1.  Security and Issuer
-----------------------------
This Amendment No. 22 amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission")on
April 13, 2006 and most recently amended by Amendment No. 21 filed with the Commission on December 6, 2016 (as amended, the "Schedule 13D") by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company
("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); Blum Strategic
Partners IV, L.P., a Delaware limited partnership ("Blum Strategic IV");
BCP IV AIV A, L.P., a Delaware limited partnership ("AIV IV"); and
BCP III AIV A, L.P., a Delaware limited partnership ("AIV III").
This Amendment No. 22 is filed on behalf of Blum LP, RCBA Inc.,
Blum GP III, Blum GP III LP, Blum Strategic III, Blum Strategic IV,
Blum GP IV, Blum GP IV LP, AIV III, AIV IV, Blum Strategic GP V, L.L.C., a Delaware limited liability company ("Blum GP V"), Blum
Strategic GP V, L.P., a Delaware limited partnership ("Blum GP V LP") and Blum Strategic Partners V, L.P., a Delaware limited partnership
("Blum Strategic V" and collectively with Blum LP, RCBA Inc., Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP, AIV III, AIV IV, Blum GP V and Blum GP V LP, the "Reporting Persons").

This amendment relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 2.  Identity and Background
---------------------------------

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as investment adviser for investment partnerships and providing investment advisory services. Blum LP is an investment adviser registered with the Securities and Exchange Commission and directly or indirectly serves as investment advisor to the other Reporting Persons, except RCBA Inc. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:



CUSIP NO. 05367P100              SCHEDULE 13D               Page 14 of 21



Name and              Business               Citizen-   Principal Occupation
Office Held           Address                 ship         or Employment
-------------------  ----------------------- ---------  --------------------

Richard C. Blum      909 Montgomery St.       USA      President & Chairman,
President,           Suite 400                         Blum LP
Chairman & Director  San Francisco, CA 94133

Peter Westley        909 Montgomery St.        USA      Managing Partner,
Managing Partner     Suite 400                          Blum LP
                     San Francisco, CA 94133

Lusine Moshkounian   909 Montgomery St.        USA      Chief Compliance
Chief Compliance     Suite 400                          Officer
Officer              San Francisco, CA 94133            Blum LP


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of AIV III, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President & Chairman,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Peter Westley        909 Montgomery St.        USA      Managing Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of AIV IV, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.


CUSIP NO. 05367P100              SCHEDULE 13D               Page 15 of 21


The principal business office address of Blum GP IV and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-  Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA     President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Peter Westley        909 Montgomery St.        USA      Managing Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Blum GP V is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP V LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic V, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP V and Blum GP V LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP V, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-  Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA     President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Peter Westley        909 Montgomery St.        USA      Managing Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



CUSIP NO. 05367P100              SCHEDULE 13D               Page 16 of 21


As of the date of this Amendment No. 22, Mr. Peter Westley, a managing partner of Blum LP and member of the Issuer's board of directors, beneficially owns 29,232 shares of Common Stock and Mr. Richard Blum, President and Chairman of Blum LP, beneficially owns 40,361 shares of Common Stock. The Reporting Persons do not have either voting or dispositive power over such shares of Common Stock and disclaim beneficial ownership of such shares.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following to the end thereof:


The information set forth in or incorporated by reference in Items 5 and 6 of this Amendment No. 22 with respect to the expected acquisition of beneficial ownership of shares of Common Stock by Blum GP V and Blum Strategic V in connection with the AIV III
Distribution and AIV IV Distribution is incorporated by reference into this Item 3.


Item 4.  Purpose of Transaction
--------------------------------

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following to the end thereof:

The information set forth in or incorporated by reference in Item 6 of this Amendment No. 22 is incorporated by reference into this
Item 4.

Item 5.  Interest in Securities of the Issuer
----------------------------------------------

Item 5 is hereby amended and restated in its entirety with the following:

(a), (b) According to the Issuer's 10-K filed with the Commission on March 9, 2020, there were 43,210,481 shares of Common Stock issued and outstanding as of March 4, 2020. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 2,987,238 shares of the Common Stock held directly by AIV IV, which represents 6.9% of the outstanding shares of Common Stock;
(ii) 3,528,619 shares of the Common Stock held directly by AIV III, which represents 8.2% of the outstanding shares of Common Stock; (iii) 2,987,238 shares of the Common Stock held by AIV IV over which each of Blum GP IV LP, as general partner of AIV IV, and Blum GP IV, as general partner of Blum GP IV LP, may be deemed to have voting and dispositive power, which represents 6.9% of the outstanding shares of Common Stock;(iv) 3,528,619 shares of the Common Stock held directly by AIV III over which each of Blum GP III LP, as general partner of AIV III, and Blum GP III, as general partner of Blum GP III LP, may be deemed to have voting and dispositive power, which represents 8.2% of the outstanding shares of Common Stock;


CUSIP NO. 05367P100              SCHEDULE 13D               Page 17 of 21


(v) 6,515,857 held by AIV III and AIV IV over which Blum LP may be deemed to have voting and dispositive power in its capacity as an investment advisor, which represents 15.1% of the outstanding shares of Common Stock; and (vi) 6,555,367 shares of Common Stock, consisting of 39,510 shares of Common Stock held directly by RCBA Inc. and the 6,515,857 shares of Common Stock over which Blum LP may be deemed to have voting and dispositive power and over which RCBA Inc., as general partner of Blum LP, may also be deemed to have voting and dispositive power, which represents 15.2% of the outstanding shares of Common Stock. None of Blum GP V, Blum GP V LP or Blum hold any shares of Common Stock as of the date of this Amendment No. 22. Pursuant to the Distribution Agreement (as defined below), Blum Strategic V is expected to acquire an aggregate of (i) 4,183,552 shares of Common Stock on or about
April 7, 2020 as a limited partner of AIV III and AIV IV through the Initial AIV III Distribution (as defined below) and the Initial
AIV IV Distribution (as defined below) and (ii) 1,268,334 shares of Common Stock on or about August 17, 2020 as a limited partner of AIV III and AIV IV through the Final AIV III Distribution (as defined below) and the Final AIV IV Distribution (as defined below).
Pursuant to the Distribution Agreement, Blum Strategic V will distribute all such shares of Common Stock to its limited partners immediately upon completion of the related distribution from AIV III and AIV IV. As general partner of Blum Strategic V, Blum GP V LP, may be deemed to have voting and dispositive control over any shares of Common Stock beneficially owned by Blum Strategic V and Blum GP V, as general partner of Blum GP V LP, may also be deemed to have voting and dispositive control over any shares of Common Stock beneficially owned by Blum Strategic V.

The information with respect to each Reporting Person set forth in Items 7 through 13 of the cover pages to this Amendment No. 22 is incorporated by reference herein.

The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 6,555,367 shares of the Common Stock, which is 15.2% of the outstanding Common Stock. The filing of this Schedule shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities beneficially owned by any other Reporting Person or that the shareholders, directors or executive officers, managing members or members of any of the Reporting Persons is the beneficial owner of any of the securities that are beneficially owned by any of the Reporting Persons.

(c) Except as described below in Item 6 of this Amendment No. 22, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed Item 2 of this Amendment No. 22, have effected any transaction in Common
Stock during the past 60 days.

(d) Not applicable.

(e) Upon the completion of the Initial Distributions (as defined below) described under Item 6 of this Amendment No. 22, the Reporting Persons will beneficially own less than 5% of the Issuer's Common Stock in the aggregate.


CUSIP NO. 05367P100              SCHEDULE 13D               Page 18 of 21

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------------------

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following to the end thereof:

On March 13, 2020, Blum LP, Blum GP III LP, Blum Strategic III, AIV III,
Blum GP IV LP, Blum Strategic IV, AIV IV, Blum GP V LP and Blum Strategic V (collectively, the "Blum Parties") entered into a Distribution Agreement
(the "Distribution Agreement") with certain limited partners of AIV III, AIV IV and Blum Strategic V. Pursuant to the Distribution Agreement, on the first business day on which the Blum Parties are permitted by the Issuer's insider trading policy and applicable securities law to trade shares of the Common Stock, (i) AIV III, will enter into a written trading plan
(a "10b5-1 Plan")that meets the criteria set forth in Rule 10b5-1(c) promulgated under the Securities and Exchange Act of 1934, as amended, that will require AIV III to make an in kind distribution of (A) 2,707,717 shares of Common Stock held by AIV III to AIV III's partners on or before April 30, 2020 (such distribution, the "Initial AIV III Distribution") and
(B) 820,902 shares of Common Stock held by AIV III to AIV III's partners on or about August 17, 2020 (such distribution, the "Final AIV III Distribution"), in each case, for no consideration, pro rata in accordance with the terms of AIV III's partnership agreement; (ii) AIV IV will enter into a 10b5-1 Plan that will require AIV IV to make an in kind distribution of (A) 2,292,283 shares of Common Stock held by AIV IV to AIV IV's partners on or before April 30, 2020 (the "Initial AIV IV Distribution" and together with the
Initial AIV III Distribution, the "Initial Distributions") and (B) 694,955 shares of Common Stock held by AIV IV to AIV IV's partners on or about
August 17, 2020 (such distribution, the "Final AIV IV Distribution"), in each case, for no consideration, pro rata in accordance with the terms of AIV IV's partnership agreement; and (iii) Blum Strategic V will enter into a 10b5-1 Plan requiring Blum Strategic V to make an in kind distribution of (A) all of the shares of Common Stock that Blum Strategic V will acquire as a limited partner of AIV III and AIV IV pursuant to the Initial Distributions immediately upon completion of such distributions and
(B) all of the shares of Common Stock that Blum Strategic V will acquire as a limited partner of AIV III and AIV IV pursuant to the Final AIV III Distribution and the Final AIV IV Distribution immediately upon completion of such distributions (together with the Final AIV III Distribution and the Final AIV IV Distribution, the "Final Distributions"), in each case, for no consideration, pro rata to its partners in accordance with Blum Strategic V's partnership agreement.

AIV III, AIV IV and Blum Strategic V expect the Initial Distributions to occur pursuant to these 10b5-1 Plans on or about April 7, 2020 and the Final Distributions to occur on or about August 17, 2020.





CUSIP NO. 05367P100              SCHEDULE 13D               Page 19 of 21


References to and descriptions of the Distribution Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and is incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking
Exhibit B - Distribution Agreement


                                  * * * * *

CUSIP NO. 05367P100              SCHEDULE 13D               Page 20 of 21


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the Undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 2020

RICHARD C. BLUM & ASSOCIATES, INC.   BLUM CAPITAL PARTNERS, L.P.
                                     By: Richard C. Blum & Associates, Inc.
                                         its General Partner


By:  /s/ Peter Westley                   By: /s/ Peter Westley
     ---------------------------         --------------------------------
     Peter Westley                       Peter Westley
     Managing Partner                    Managing Partner


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner


By:  /s/ Peter Westley                       By: /s/ Peter Westley
     ----------------------------           --------------------------------
     Peter Westley                           Peter Westley
     Member                                  Member


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner



By:  /s/ Peter Westley                      By: /s/ Peter Westley
     -----------------------------         ---------------------------------
     Peter Westley                         Peter Westley
     Member                                Member


BCP IV AIV A, L.P.	                    BCP III AIV A, L.P.
By: Blum Strategic GP IV, L.P.          By:  Blum Strategic GP III, L.P.
    Its General Partner                      its General Partner
By: Blum Strategic GP IV, L.L.C.        By:  Blum Strategic GP III, L.L.C.
    Its General Partner                      its General Partner


By: /s/ Peter Westley                        By:  /s/ Peter Westley
    --------------------------               --------------------------
    Peter Westley                            Peter Westley
    Member                                   Member






CUSIP NO. 05367P100              SCHEDULE 13D               Page 21 of 21


BLUM STRATEGIC GP V, L.L.C.             BLUM STRATEGIC GP V, L.P.
                                        By:  Blum Strategic GP V, L.L.C.
                                             its General Partner



By:  /s/ Peter Westley                      By: /s/ Peter Westley
     -----------------------------         ---------------------------------
     Peter Westley                         Peter Westley
     Managing Member                       Managing Member



BLUM STRATEGIC PARTNERS V, L.P.

By: Blum Strategic GP V, L.P.
    Its General Partner
By: Blum Strategic GP V, L.L.C.
    Its General Partner


By:  /s/ Peter Westley
     -----------------------------
     Peter Westley
     Managing Member


                                 * * * * * * *


CUSIP NO. 05367P100              SCHEDULE 13D                   Page 1 of 2

                                   Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 13, 2020

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner


By:  /s/ Peter Westley                       By:  /s/ Peter Westley
     -------------------------------         --------------------------------
     Peter Westley                           Peter Westley
     Managing Partner                        Managing Partner


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner


By:  /s/ Peter Westley                       By:  /s/ Peter Westley
     -------------------------------         --------------------------------
     Peter Westley                           Peter Westley
     Member                                  Member


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                        By:  Blum Strategic GP IV, L.P.,
                                             its General Partner



By:  /s/ Peter Westley                       By:  /s/ Peter Westley
     -------------------------------         ---------------------------------
     Peter Westley                           Peter Westley
     Member                                  Member


BCP IV AIV A, L.P.	                    BCP III AIV A, L.P.
By: Blum Strategic GP IV, L.P.          By:  Blum Strategic GP III, L.P.
    Its General Partner                      its General Partner
By: Blum Strategic GP IV, L.L.C.        By:  Blum Strategic GP III, L.L.C.
    Its General Partner                      its General Partner


By: /s/ Peter Westley                        By:  /s/ Peter Westley
    --------------------------               --------------------------
    Peter Westley                            Peter Westley
    Member                                   Member




CUSIP NO. 05367P100              SCHEDULE 13D                   Page 2 of 2


BLUM STRATEGIC GP V, L.L.C.             BLUM STRATEGIC GP V, L.P.
                                        By:  Blum Strategic GP V, L.L.C.
                                             its General Partner



By:  /s/ Peter Westley                      By: /s/ Peter Westley
     -----------------------------         ---------------------------------
     Peter Westley                         Peter Westley
     Managing Member                       Managing Member


BLUM STRATEGIC PARTNERS V, L.P.

By: Blum Strategic GP V, L.P.
    Its General Partner
By: Blum Strategic GP V, L.L.C.
    Its General Partner


By:  /s/ Peter Westley
     -----------------------------
     Peter Westley
     Managing Member



                              * * * * * * *



                                 Exhibit B
                            DISTRIBUTION AGREEMENT

  This Distribution Agreement (this "Agreement") is entered into as of March 13, 2020 by and among:

  (i) each of the persons listed on the signature pages hereto under the title "Investors" (each, an "Investor" and collectively, the "Investors");

  (ii) Blum Capital Partners, L.P., a Delaware limited partnership (the "Advisor");

  (iii) Blum Strategic GP III, L.P., a Delaware limited partnership (the "Fund III GP"), Blum Strategic Partners III, L.P., a Delaware limited partnership ("Fund III"), and BCP III AIV A, L.P., a Delaware limited partnership ("Fund III AIV"),

  (iv) Blum Strategic GP IV, L.P., a Delaware limited partnership
(the "Fund IV GP"), Blum Strategic Partners IV, L.P., a Delaware limited partnership ("Fund IV"), BCP IV AIV A, L.P., a Delaware limited partnership ("Fund IV AIV"); and

  (v) Blum Strategic GP V, L.P., a Delaware limited partnership
(the "Fund V GP"), Blum Strategic Partners V, L.P., a Delaware limited partnership ("Fund V").

WHEREAS, the Investors are limited partners of Fund V;

WHEREAS, Fund V is a limited partner of Fund III and Fund IV;

WHEREAS, Fund III and Fund IV collectively own 6,515,857 shares of common stock, par value $.01 per share, ("Avid Shares") of Avid Technology, Inc. ("Avid"), which consists of
(i) 3,528,619 Avid Shares owned by Fund III AIV
(the "Fund III Shares") and (ii) 2,987,238 Avid Shares owned by Fund IV AIV (the "Fund IV Shares");

WHEREAS, on the terms and subject to the conditions set forth in this Agreement: (i) the Fund III GP, as general partner of Fund III and Fund III AIV, deems it advisable to cause Fund III AIV to make one or more in kind distributions of the Fund III Shares to the Fund III Limited Partners and the Fund III GP pro rata in accordance with their Percentage Interests (as defined in the Fund III Partnership Agreement); (ii) the Fund IV GP, as general partner of Fund IV and Fund IV AIV, deems it advisable to cause
Fund IV AIV to make one or more in kind distributions of the Fund IV Shares to the Fund IV Limited Partners and the Fund IV GP pro rata in accordance with their Percentage Interests (as defined in the Fund IV Partnership Agreement); and (iii) the Fund V GP, as general partner of Fund V, deems it advisable to cause Fund V to make an in kind distribution of any Avid
Shares received from Fund III and Fund IV (the "Fund V Shares") to the Fund V Limited Partners and the Fund V GP pro rata in accordance with their Percentage Interests (as defined in the Fund V Partnership Agreement); and

WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the distributions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1.  DISPOSITION OR DISTRIBUTION OF AVID SHARES

        (a) No Restriction on Cash Sales. No provision of this Agreement shall restrict in any way the ability of the Fund Parties (as defined below), in their discretion, to dispose of any Avid Shares for cash; provided that the net cash proceeds of any such disposition shall be promptly distributed to the limited partners of Funds III, IV and V, as applicable.

       (b) 10b5-1 Plan. On the first business day following the date of this Agreement on which the Fund Parties are permitted to trade Avid Shares pursuant to Avid's insider trading or other applicable corporate policies (as determined by Avid) and in accordance with applicable securities laws (such date, the "10b5-1 Plan Date"), and subject to approval by Avid in accordance with its insider trading and other applicable corporate policies, Fund III AIV, Fund IV AIV and Fund V shall enter into a written trading plan that meets the criteria set forth in Rule 10b5-1(c) promulgated under the Securities and Exchange Act of 1934, as amended, to effect the transactions described in Sections 1(c)(i)1(c)(iii) and Sections 1(d)(i)-1(d)(iii) on a date determined by the Fund Parties, which date shall not be earlier than April 1, 2020 and not be later than 30 days after the 10b5-1
Plan Date (such date, the "Distribution Date").

       (c) Initial Distribution. On the Distribution Date, upon the terms and subject to the conditions set forth in this Agreement:

             (i)   Fund III AIV shall distribute, assign,
transfer and deliver 2,707,717 Avid Shares (or, if less, the number of Avid Shares then beneficially owned by Fund III AIV) (the "Initial Fund III Shares") to the Fund III Limited Partners (including Fund V) and the Fund III GP pro rata in accordance with their Percentage Interests (as defined in the Fund III Partnership Agreement) in Fund III's investment in Avid, and the Fund III Limited Partners and the Fund III GP shall accept the Fund III Shares so delivered;

            (ii) Fund IV AIV shall distribute, assign, transfer and deliver 2,292,283 Avid Shares (or, if less, the number of Avid Shares then beneficially owned by Fund IV AIV)
(the "Initial Fund IV Shares") to the Fund IV Limited Partners (including Fund V) and the Fund IV GP pro rata in accordance with their Percentage Interests (as defined in the Fund IV Partnership Agreement) in Fund IV's investment in Avid and the Fund IV Limited Partners and the Fund IV GP shall accept the
Fund IV Shares so delivered; and

           (iii) Fund V shall distribute, assign, transfer and deliver all of the Fund V Shares distributed to it pursuant to
Section 1(c)(i) and 1(c)(ii) above to the Fund V Limited Partners (including the Investors) and the Fund V GP pro rata in accordance with their Percentage Interests (as defined in the Fund V Partnership Agreement) and the Fund V Limited Partners and the Fund V GP shall accept the Fund V Shares so delivered.

       (d) Final Distribution. On August 17, 2020 (or, if such date is a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close, then the immediately following day on which such institutions are authorized to open and transact business), upon the terms and subject to the conditions set forth in this Agreement:

            (i) Fund III AIV shall distribute, assign, transfer and deliver all remaining Fund III Shares then beneficially owned by Fund III AIV to the Fund III Limited Partners (including Fund V) and the Fund III GP pro rata in accordance with their Percentage Interests (as defined in the Fund III Partnership Agreement) in Fund III's investment in Avid, and the Fund III Limited Partners and the Fund III GP shall accept the Fund III Shares so delivered;

           (ii) Fund IV AIV shall distribute, assign, transfer and deliver all remaining Fund IV Shares then beneficially owned by Fund IV AIV to the Fund IV Limited Partners (including Fund V) and the Fund IV GP pro rata in accordance with their Percentage Interests (as defined in the Fund IV Partnership Agreement) in Fund IV's investment in Avid and the Fund IV Limited Partners and the Fund IV GP shall accept the Fund IV Shares so delivered; and

           (iii) Fund V shall distribute, assign, transfer and deliver all of the Fund V Shares distributed to it pursuant to
Section 1(d)(i) and 1(d)(ii) above to the Fund V Limited Partners (including the Investors) and the Fund V GP pro rata in accordance with their Percentage Interests (as defined in the Fund V Partnership Agreement) and the Fund V Limited Partners and the Fund V GP shall accept the Fund V Shares so delivered.

     2.   REPRESENTATIONS AND WARRANTIES.

         (a) Each of Fund III, Fund III AIV, Fund IV, Fund IV AIV, Fund V, the Fund III GP, the Fund IV GP, and the Fund V GP, (each, a "Fund Party" and collectively, the "Fund Parties") represents and warrants to the Investors as follows as of the date hereof and as of the date of any in-kind distribution of Avid Shares pursuant to
Section 1 above:

              (i) Such Fund Party is validly existing and in good standing under the laws of the state of its respective formation and has all requisite power and authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by such Fund Party of this Agreement and the agreements contemplated hereby, the performance by such Fund Party of its obligations hereunder and thereunder, and the consummation by such Fund Party of the transactions contemplated hereby and thereby have been duly authorized. This Agreement has been duly executed and delivered by such Fund
Party and, assuming the due execution and delivery thereof by each other party hereto, constitutes a legal, valid and binding obligation of such Fund Party, enforceable by such Fund Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

              (ii)  The execution, delivery and performance
by such Fund Party of this Agreement and the agreements contemplated hereby and the consummation by such Fund Party of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time or both, (x) violate the provisions of any law, rule or regulation applicable to such Fund Party or its properties or assets; (y) violate the provisions of the governing documents of such Fund Party, as amended to date hereof and including all consents of investors of such Fund Party received on or prior to the date hereof;
or (z) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to such Fund Party or its properties or assets.

              (iii)  No consent, approval, exemption or
authorization is required to be obtained from, no notice is required to be given to, and no filing is required to be made with any third party (including, without limitation, governmental and quasi-governmental agencies, authorities and instrumentalities of competent jurisdiction) by such Fund Party, in order for this Agreement to constitute a legal, valid and binding obligation of such Fund Party, except for any such consent, approval, exemption or authorization that has been obtained on or prior to the date hereof by such Fund Party.

         (b)	Fund III AIV has good and valid title
to the Fund III Shares free and clear of any mortgage, pledge, security interest, claim, encumbrance, hypothecation, transfer restriction, lien or charge of any kind
(each, a "Lien"). The Fund III Shares constitute all of the securities issued by Avid held by Fund III and, upon distribution in accordance with Section 1 of this Agreement, such shares, to the belief of the Fund V GP, shall be freely tradable by the recipients of such Avid Shares pursuant to Rule 144 ("Rule 144") of the Securities
Act of 1933, as amended and eligible for delivery to the recipient through DTC and shall not be subject to any restriction on trading under applicable securities laws (including Rule 144(e), Rule 144(f), Rule 144(g) and
Rule 144(h)), subject, in each case, to any restrictions on transfer related to the recipient's affiliation or relationship with Avid other than the ownership of the Avid Shares distributed to such recipient (provided, that the Fund Parties make no representation on any potential affiliation or relationship between the recipient and Avid, including any affiliation or relationship related to any securities of Avid that the recipient may own in addition to the Avid Shares distributed to such recipient).

         (c)	Fund IV AIV has good and valid title to the
Fund IV Shares free and clear of any Lien.  The Fund IV
Shares constitute all of the securities issued by Avid held by Fund IV and, upon distribution in accordance with Section 1 of this Agreement, such shares shall be, to the belief of the Fund V GP, freely tradable by the recipients of such Avid Shares pursuant to Rule 144 and eligible for delivery to the recipient through DTC and shall not be subject to any restriction on trading under applicable securities laws (including Rule 144(e), Rule 144(f), Rule 144(g) and
Rule 144(h)), subject, in each case, to any restrictions on transfer related to the recipient's affiliation or relationship with Avid other than the ownership of the Avid Shares distributed to such recipient (provided that the Fund Parties make no representation on any potential affiliation or relationship between the recipient and Avid, including any affiliation or relationship related to any securities of Avid that the recipient may own in addition to the Avid Shares distributed to such recipient).

         (d)	Fund V does not beneficially own any Avid
Shares other than the shares indirectly owned through its interest in Fund III and Fund IV.

        3.   OTHER COVENANTS

         (a) Agreement to Cooperate; Further Assurances. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, including providing information and using reasonable best efforts to obtain all necessary or appropriate waivers, consents and approvals, and effecting all necessary registrations and filings.

         (b)	Settlement.  The Fund Parties shall use
their commercially reasonable best efforts to cause the Avid Shares that are distributed pursuant to Section 1 of this Agreement to be distributed into the account of the applicable Investor's designee, at The Depository Trust Company ("DTC") through its Deposit and Withdrawal at Custodian System ("DWAC") or by such other means of delivery as may be mutually agreed upon by the Fund Parties and such Investor prior to the distribution date, unless another date shall be agreed upon by the Fund Parties and the Investors (each such date, a "Settlement Date"), provided, however, that the Fund Parties shall not bear any responsibility for any delay in delivering the Avid Shares to any Investor to the extent such delay is caused by such Investor's failure to provide accurate delivery instructions to the Fund Parties at least three business days prior to the Settlement Date. Upon request from any Investor, Fund V shall assign to such Investor the right to receive directly from Fund III AIV or Fund IV AIV such Investor's pro rata share of any Avid Shares distributable to Fund V with respect to such Investor.

         (c)   If the Company, or its transfer agent
(if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Fund Parties shall indemnify and hold the Investors harmless against any loss, claim or damage arising from or as a result of such default by the Company; provided, however, that: (i) the Fund Parties shall not bear any responsibility for any failure of or delay by any designee of the Investor to deliver the Avid
Shares to such Investor for any reason; (ii) the Fund Parties shall not be liable in any way for any delay in receipt of the Avid Shares by an Investor to the extent such delay is caused by the failure of the Investor or their designee to accurately and timely initiate a DWAC request for the Avid Shares on a Settlement Date; and (iii) the Fund Parties shall not be liable for any delay by DTC in delivery of the Avid Shares to any Investor to the extent such delay is caused by any suspension or disruption of operations of DTC or any negligence or malfeasance by DTC or any of its agents.

         (d)	No Other In-Kind Distributions.  The Fund Parties
shall not cause or permit any in-kind distribution of Avid Shares
(other than the distributions described in Section 1 above) without the prior written consent of a majority in interest of the Fund V limited partners.

        4.     MISCELLANEOUS

         (a) Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding among the parties hereto with respect to the subject matter hereof.

         (b)   Amendment.

              (i) This Agreement can be amended only by an instrument in writing signed by each of the parties hereto. Any provision of this Agreement may be waived if, but only if, such waiver is in writing and is signed by the party against whom the waiver is to be effective.

              (ii)	No failure or delay by any party in
exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law.

         (c)	Successors.  This Agreement shall bind and
inure to the benefit of the parties hereto and their respective successors, assigns, heirs and representatives. This Agreement does not, and shall not be construed to, confer upon or give to any person that is not a party any rights or remedies under or by reason of, or any rights to enforce or cause any party to enforce any provision of, this Agreement, whether directly or indirectly, by right of subrogation or otherwise.

         (d)	Survival.  All covenants, agreements,
representations and warranties made herein shall survive the execution and delivery hereof and transfer of any holdings of Avid Shares.

         (e)	Counterparts.  This Agreement may be
executed in any number of counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

         (f)	Delivery by Facsimile or Electronic Mail.
This Agreement and any amendments hereto to the extent signed and delivered by means of a facsimile machine or digital imaging and electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a facsimile machine or digital imaging and electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of a facsimile machine or digital imaging and electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.

         (g)	Governing Law.  This Agreement shall be
governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts entered into and performed entirely within such State.

         (h)	Termination.  This Agreement may be terminated
by the Investors, by written notice to the Fund V GP, if
(i) the Investors have not received their pro rata share of the Initial Fund III Shares and the Initial Fund IV Shares on or before April 30, 2020 (except where the failure of any Investor to receive such Initial Fund III Shares or Initial Fund IV Shares on or before April 30, 2020 is the result of (I) any failure of or delay by any designee of any Investor to deliver the Avid Shares
o such Investor for any reason; (II) any delay caused by the failure of any Investor or its designee to accurately and timely initiate a DWAC request for the Avid Shares on a Settlement Date and/or (III) any delay by DTC in delivery of the Avid
Shares to any Investor to the extent such delay is caused by any suspension or disruption of operations of DTC or any negligence or malfeasance by DTC or any of its agents), (ii) if such shares are delivered on or before April 30, 2020 but are subject to any restrictions on transfer other than any restrictions on transfer related to an Investor's affiliation or relationship with Avid (other than the ownership of the Avid Shares distributed to such Investor), including any affiliation or relationship related to any securities of Avid that such Investor may own in addition to the Avid Shares distributed to such Investor or
(iii) if the applicable Fund Parties have failed to adopt a written trading plan in accordance with Section 1(b).


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      IN WITNESS WHEREOF, the parties hereto have duly executed
this Agreement as of the date first above written.

INVESTORS:

        VINTAGE VI LP

        By:  Goldman Sachs Asset Management, L.P.
	     its investment manager

        By:  _________________________
              Name:  Andres Gonzalez
              Title: Authorized Person


       VINTAGE VI OFFSHORE HOLDINGS LP

       By: Goldman Sachs Asset Management, L.P.
	   its investment manager

       By: _________________________
           Name:  Andres Gonzalez
           Title: Authorized Person


        PE CSEC OFFSHORE HOLDINGS II, L.P.

        By:   PE CSEC Offshore Advisors II, Inc.,
	      its general partner

        By:   _________________________
              Name: Andres Gonzalez
              Title: Authorized Person


        UBAR INVESTMENT HOLDINGS LIMITED

        By:   _________________________
              Name: Andres Gonzalez
              Title: Authorized Person


        MERBAU INVESTORS OFFSHORE HOLDINGS II, L.P.

        By:  Merbau Advisors, Ltd.,
             its general partner

        By:   _________________________
             Name: Andres Gonzalez
             Title: Authorized Person


         VINTAGE VI MGR HLDS LP

         By:  Goldman Sachs Asset Management, L.P.,
	      its investment manager

         By:  _________________________
              Name: Andres Gonzalez
              Title:  Authorized Person


        DALPP, L.P.

        By:  Goldman Sachs DA LLC,
             its general partner

        By:  GSAM Gen-Par, L.L.C.,
             its managing member

        By:   _________________________
              Name:  Andres Gonzalez
              Title: Vice President


        RA PROGRAM LP

        By: Goldman Sachs TL Program Advisors, Inc.,
            its general partner

        By: GSAM Gen-Par, L.L.C, its director

        By:  _________________________
             Name:  Andres Gonzalez
             Title:  Vice President



FUND PARTIES:

        BLUM CAPITAL PARTNERS, L.P.


        By: ________________________
           Name: Peter Westley
           Title: Managing Partner


         BLUM STRATEGIC GP III, L.P.

         By: BLUM STRATEGIC GP III, L.L.C.,
             its General Partner

         By: ________________________
             Name: Peter Westley
             Title: Member


        BLUM STRATEGIC PARTNERS III, L.P.

        By:  BLUM STRATEGIC GP III, L.P.,
             its General Partner

        By:  BLUM STRATEGIC GP III, L.L.C.,
             its General Partner

        By: ______________________________
            Name: Peter Westley
            Title: Member


       BCP III AIV A, L.P.

       By:  BLUM STRATEGIC GP III, L.P.,
            its General Partner

       By:  BLUM STRATEGIC GP III, L.L.C.,
            its General Partner

       By: ______________________________
           Name: Peter Westley
           Title: Member


      BLUM STRATEGIC GP IV, L.P.
      By:   BLUM STRATEGIC GP IV, L.L.C.,
            its General Partner

      By: _______________________________
          Name: Peter Westley
          Title: Member


     BLUM STRATEGIC PARTNERS IV, L.P.

     By:  BLUM STRATEGIC GP IV, L.P.,
          its General Partner

     By:  BLUM STRATEGIC GP IV, L.L.C.,
          its General Partner

     By: ________________________________
          Name: Peter Westley
          Title: Member



      BCP IV AIV A, L.P.

      By:  BLUM STRATEGIC GP IV, L.P.,
           its General Partner

     By:   BLUM STRATEGIC GP IV, L.L.C.,
           its General Partner

     By: _______________________________
         Name: Peter Westley
         Title: Member


      BLUM STRATEGIC GP V, L.P.

      By:  BLUM STRATEGIC GP V, L.L.C.,
           its General Partner

      By: ______________________________
          Name: Peter Westley
          Title: Managing Member


      BLUM STRATEGIC PARTNERS V, L.P.

      By:  BLUM STRATEGIC GP V, L.P.,
           its General Partner

      By:  BLUM STRATEGIC GP V, L.L.C.,
           its General Partner

      By: ______________________________
          Name: Peter Westley
          Title: Managing Member